May 23, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Pamela A. Long, Assistant Director Division of Corporate Finance

Re:	E-Waste Corp. (“the Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed March 21, 2012 File No. 333-180251

Dear Ms. Long:

In response to your letter of May 17, 2012 addressed to the Company with your comments on the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed March 21, 2012, we herewith transmit the Company’s Second Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.

We note your response to comment one in our letter dated April 16, 2012. At this stage, we continue to believe that your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Your disclosure continues to indicate that you have no revenues to date, no assets other than nominal cash and no material agreements that would advance implementation of your business plan. The status of your proposed business is largely unchanged from the date of your last amendment and your activities to date provide no assurance that you will be able to survive in the short or long term. As such, please revise the registration statement to comply with Rule 419. To the extent you are taking specific additional steps to advance your proposed business that removes uncertainty associated with your ability to survive in the short or long term, we will consider your disclosure you provide in an amendment to the registration statement.

RESPONSE

We do not fall within the definition of a “blank check” company, which must be company that is “issuing penny stock” and is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition.”  As stated previously, we have a specific business plan – an E-Waste recycling business – which is described in the “Description of Business” section of our Registration Statement.

Furthermore, our Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act which became law in April, 2012.  See our response to your Comment 2 below. In addition, we have started work on our web site:  http://e-waste-corp.com/.

No changes to the document have been made in response to your comment

2.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

▪

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

▪

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE:

We revised the S-1 to answer the above stated questions.

3.

We have reviewed your response to prior comment three from our letter dated April 16, 2012. You disclose on page 9 that you have spent a total of approximately $699 on start-up costs since inception on January 26, 2012 to February 29, 2012; however, you disclose on page 23 that you have spent a total of approximately $2,699 on start-up costs since inception on January 26, 2012 to February 29, 2012. Please revise to present consistent amounts throughout the filing.

RESPONSE:

We corrected the number on page 9. We spent $2,699 on start-up expenses, but $699 on general and administrative expenses. The difference is professional fees.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

1.   E-Waste Corp.’s  Form S-1/A-2 Registration Statement